Mail Stop 4561

May 17, 2006

Mr. Fred Montano
President
Falcon Ridge Development Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111

        RE: Falcon Ridge Development Inc.
                    Form 8-K
                    Filed May 15, 2006
                    File No. 0-28759

Dear Mr. Montano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K May 15, 2006

1. Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and state whether the board of directors or an audit or similar committee of the board of directors recommended or approved the decision to change accountants as required by Item 304(a)(1)(i) and (iii) of Regulation S-B.

2. Please file an exhibit 16 letter from your former accountant, indicating whether or not they agree with your disclosures in the amended Form 8-K as required by Item 304(a)(3) of Regulation S-B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at (202) 551-3469.

Sincerely,

Thomas J. Flinn
Staff Accountant